Exhibit 23.1

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated February 26, 2018 (except for the paragraph entitled Changes in Accounting Principle in Note 2, Basis of Presentation and Summary of Significant Accounting Policies and Note 20, Operations by Reporting Segment, as to which the date is June 25, 2018) with respect to the consolidated financial statements of Federal-Mogul LLC for the year ended December 31, 2017, which are included in this Current Report of Tenneco Inc. on Form 8-K. We consent to the incorporation by reference of said report in the Registration Statements of Tenneco Inc. on Form S-3 (File No. 333-224786) and Forms S-8 (File No. 333-17485, File No. 333-41535, File No. 333-33934, File No. 333-101973, File No. 333-113705, File No. 333-142475, File No. 333-159358 and File No. 333-192928).

/s/ Grant Thornton LLP

Southfield, Michigan

June 25, 2018